INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

November 30, 2010

Barbara Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

3Pea International, Inc.

Registration Statement on Form 10-12G

Amendment No. 1

File No. 000-54123

Dear Ms. Jacobs:

We have filed on EDGAR the above Amendment No. 1.  Responses to the comments in your letter dated October 13, 2010 are as follows:

General

1.

Please note that your filing will become effective by operation of law 60 days from the date of filing.

The company is aware that its registration will be effective 60 days after filing.

Item 1. Business

Overview, page 3

2.

You state that you went public in 1998. Please provide us with the name of the entity that went "public" as we can locate no record of this. In addition, please revise your document to describe the nature of your operations, the ownership structure of your company and any other information that would appear to be material to an understanding of the development of your business.

The reason that you can find to record of how the company went public is because it did not go public by means of an offering registered with the Securities & Exchange Commission.  Instead, its common stock became traded publicly as a result of the issuance of 3,316,182 shares in an offering under Rule 504 in 1996 and 1997 for gross consideration of $681,810.  Equitrade Securities Corp. then filed a Form 211 for permission to quote the company’s stock on the OTC Bulletin Board, which as approved in 1998.  The company has changed the sentence to which you refer to read as follows: “Our common stock was approved for trading on the OTC Bulletin Board in 1998.”

The company is not sure how to respond to the second sentence of the comment.  The Form 10 already has 6 pages devoted to its existing operations, along with a short summary of its business in the Overview section, which is customary.  The current ownership structure of the parent entity is set forth in “Item 4. Security Ownership of Certain Beneficial Owners and Management.”   The first paragraph of the Overview section states that 3Pea Technologies, Inc. is a wholly owned subsidiary, and that Wow Technologies, Inc. is a majority-owned subsidiary, which we feel adequately summarizes the company’s ownership structure.

Business of Issuer, page 4

3.

You state that you have issued more than 17 million prepaid debit cards under programs implemented for several Fortune 100 and 500 companies, including many of the top pharmaceutical manufacturing companies in the world. Please supplementally substantiate this claim. Such substantiation should identify the companies to which you refer.

Set forth below is a representative list of the clients for which the company has implemented prepaid debit card programs:

(a)

Alcon

(b)

CV Therapeutics

(c)

Daiichi Sankyo

(d)

Dey LP

(e)

Eusa Pharmaceuticals

(f)

Forest Laboratories

(g)

Genzyme Corporation

(h)

Johnson & Johnson

(i)

McNeil

(j)

Meta Pharmaceuticals

(k)

Novartis

(l)

Noven Pharmaceuticals Inc.

(m)

Novo Nordisk

(n)

Ortho McNeil Janssen

(o)

Pfizer

(p)

Pricara

(q)

Sciele Pharma

(r)

Shire Pharmaceuticals

(s)

Sirion Therapeutics

(t)

Stiefel Laboratories

(u)

Strativa Pharmaceuticals

(v)

UCB, Inc.

(w)

Validus Pharmaceuticals

(x)

Watson Pharma, Inc.

Risk Factors

"We rely on relationships with card issuing banks to conduct our business, and our results of operations and financial position could be materially and adversely affected ...," page 17

4.

We note that you have not filed as an exhibit any agreement in connection with Monterey County Bank. Given that substantially all of your cards are issued by this institution, it is unclear why you have not filed any agreement" relating to this relationship pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  Also, please provide us with quantitative data regarding the percent of your total revenues derived from your relationship with Monterey County Bank so as to provide potential investors with a better understanding of the scope of this risk.

The company has a filed a copy of its agreement with Monterey County Bank as an exhibit with Amend No. 1.  Consistent with what its competitors have been allowed to do, the exhibit as filed on Edgar has been redacted to remove pricing information, with the full exhibit being filed under seal.

As requested, we have modified the risk factor to clarify the extent to which the company is dependent on Monterey County Bank.  The risk factor as modified (with the changes underlined) is set forth below:

To date, all of our cards have been issued by Monterey County Bank. Our relationship with this bank is currently, and will be for the foreseeable future, a critical component of our ability to conduct our business and to maintain our revenue and expense structure, because we are currently unable to issue our own cards. If we lose or do not maintain existing banking relationships, we would incur significant switching and other costs and expenses and we and users of our products and services could be significantly affected, creating contingent liabilities for us. As a result, the failure to maintain adequate banking relationships could have a material adverse effect on our business, results of operations and financial condition. Our agreement with the bank that issues our cards provide for revenue-sharing arrangements and cost and expense allocations between the parties. Changes in the revenue-sharing arrangements or the costs and expenses that we have to bear under these relationships could have a material impact on our operating expenses. In addition, we may be unable to maintain adequate banking relationships or, following their expiration in 2013, renew our agreements with the bank that currently issues substantially all of our cards under terms at least as favorable to us as those existing before renewal.  We are actively seeking to develop a relationship with another issuing bank to reduce diversify our banking relationships and our dependence on Monterey County Bank.

"There is a limited market for our common stock," page 23

5.

You state that you plan to apply for trading on the OTC Bulletin Board after you register your common stock.  Please revise to clearly indicate that your ability to have your shares quoted on the OTC Bulletin Board is contingent upon a subscribing market maker submitting an application on your behalf.  To the extent that you have not yet found a market maker that has agreed to submit such an application to the OTC Bulletin Board, please clearly indicate as much.

A market maker (specifically, BMA Securities, 608 Silver Spur Rd, Suite 100, Rolling Hills Estates, CA 90274) has indicated that it will submit an application on the company’s behalf to have its common stock traded on the OTC Bulletin Board.  This risk factor has been modified to read as follows (with the changes underlined):

The trading market for our common stock is limited.  Our common stock is trading on Pink Sheets and is not eligible for trading on any national or regional securities exchange or the Nasdaq National Market.  We have located a market maker that is willing to file an application to enable our common stock to be traded on the OTC Bulletin Board after we register our common stock under Section 12 of the Securities Exchange Act.  A more active trading market for our common stock may never develop, or if such a market develops, it may not be sustained.

Item 2. Financial Information

Overview, page 27

6.

Please consider enhancing your Overview to include a discussion of your plans to enter future markets, as well as the risks and uncertainties related to the entry into those markets. In this regard we note your disclosure on page seven relating to your identification of a "variety of other markets" that your debit cards can be used in, and that your ability to expand your debit cards to those other markets depends on your raising additional capital. Given the substantial liabilities you report in your financial statements, you should also discuss how your ability to raise additional capital will affect your expansion plans. Finally, you should also consider how the regulatory environment in which your business operates will affect your ability to expand. For guidance, see Section III.A of SEC Release No. 33-8350.

We have completely rewritten the “Overview” section.  The section as rewritten discusses the company’s plan to enter new markets, the extent to which our ability to expand is contingent on raising new capital, and the extent to which our liabilities may impair our ability to expand.  The section as rewritten is set forth below:

Overview

We are a payment solutions company which currently focuses on providing proprietary transaction processing solutions for healthcare and financial applications providing prepaid debit cards, which are also known as stored value cards (SVCs).  Our products and services are aimed at capitalizing on the growing demand for stored value and reloadable ATM/prepaid card financial products in a variety of market niches. Our proprietary platform is scalable and customizable, delivering cost benefits and revenue building opportunities to partners. We manage all aspects of the debit card lifecycle, from managing the card design and approval processes with partners and associations, to production, packaging, distribution, and personalization. We also oversee inventory and security controls, renewals, lost and stolen card management and replacement.

Currently, the primary market for our cards is the pharmaceutical marketing or drug sampling market, and secondarily the surveys and rewards card market, although we are expanding into other markets for SVC's, including, pharmacy benefits cards, payment distribution and reimbursement cards and payroll cards.

We also offer a Survey Instant Rewards card program to organizations interested in gathering survey data, particularly for companies that have difficulty locating and inducing qualified consumers to provide survey data for market research.  With a Survey Instant Rewards Program, the client mails a survey recipient an unloaded debit card and invites him or her to take your online or phone based survey. When his survey is complete, the card is automatically loaded with the incentive reward, which the recipient can immediately redeem at the nearest ATM machine or point of sale location.

We have identified a variety of other markets that our debit cards can be used in, such as corporate incentive or reimbursement programs, gift cards, payroll payments, government benefit payments, and as a reloadable debit card for use by consumers without a traditional bank account.

In order to expand into new markets, we will need to invest funds in technology improvements, sales and marketing expenses, and regulatory compliance costs.  We are currently attempting to raise capital in a private placement to enable us to diversify into new market niches. If we do not raise new capital, we believe that we will still be able to expand into new markets using internally generated funds, but our expansion will be delayed.   We also have a substantial amount of notes payable and delinquent accounts payable from prior operations, which we plan to convert into equity at some point.  If we are unable to convert our debts into equity, we may be forced to use any capital we raise to reduce our indebtedness instead of costs associated with expanding our business, which will slow our rate of expansion.

7.

You state that the company has issued more than 17 million prepaid cards. Tell us and disclose the number of cards that have a prepaid balance. That is, you should disclose the actual number of cards that are being used and the average balance per card.

Set forth below is the disclosure that was added to the “Item 1. Business - Business of Issuer” section regarding the number of cards that have been used and the dollar amount of the usage:

Of the 17 million debit cards issued, approximately 973,000 had been used as of September 30, 2010 in 3,684,000 transactions worth approximately $243 million, or about $250 per card.

As a point of clarification, unlike normal debit cards, the company’s pharmaceutical sampling cards do not carry a balance.  The company holds funds deposited by the sponsoring pharmaceutical company, and uses those funds to fund a card when it is swiped by the holder at a pharmacy for the amount approved by the sponsoring drug company.  Thus, the above data indicates that the average card has been used four times to purchase pharmaceutical samples, with the average dollar amount of each usage being $62.50.

Results of Operations, page 28

General

8.

Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we note your statement that the material increase in your revenues during fiscal year 2009 was due to an increase in processing of program cards compared to the prior year primarily due to continuing market acceptance of your processing platform. Please describe for us the factors that you believe to be responsible for such continued market acceptance of your processing platform and whether you anticipate this trend to continue. See Item 303(a)(3)(ii) of Regulation S-K.

In the paragraph that discusses our increase in revenues from 2008 to 2009, we have elaborated on the reason that revenues increased.  However, we have not included a discussion of each of the factors that resulted in increasing market acceptance of our product because that would be duplicative of the discussion contained in “Item 1. Business.”  Instead, we have included a cross-reference to that section.   Set forth below is the paragraph, with the new language underlined:

Revenues for the year ended December 31, 2009 were $4,201,075, an increase of $2,998,376 compared to the year ended December 31, 2008, when revenues were $1,202,699.  The substantial increase in revenue is due to an increase in processing of program cards compared to the prior year primarily due to continuing market acceptance of our processing platform.  Program card load transactions for the year ended December 31, 2009 approximated 674,000, compared to approximately 608,000 for the year ended December 31, 2008.  In particular, more pharmaceutical companies are beginning to recognize the substantial benefits of providing drug samples by means of debit card rather than distributing actual samples to doctors. See “Item 1. Business – Pharmaceutical Sampling Market – AllegianceRX Card.”  We expect our revenues for the short term to remain flat or trend downward.  While we continue to gain new pharmaceutical companies as clients, we have seen the average size of programs decline due to the economy.  Over the longer term, we expect our revenues to trend upward as the economy improves and as we roll out additional debit card products utilizing our processing platform.

Fiscal Years Ended December 31, 2009 and 2008

9.

Disclose the number of program cards processed in each reporting period to enhance your discussion and analysis of why revenue has increased or decreased.

As requested, we have disclosed the number of program cards processed each reporting period.  See response to Comment 9.

Six Months Ended June 30, 2010 and 2009

10.

Please further explain your statement that the decrease in revenue was primarily due to the timing of the commencement and expiration of pharmaceutical card programs. You should discuss the underlying factors that contributed to the decrease in revenue. We refer you to Section III.B.4 of SEC Release 33-8350.

We have revised our explanation regarding the decrease in revenue however, for the updated interim financials for the nine months ended September 30, 2010 and 2009, which disclosure is set forth below:

The decrease in revenue was primarily due to a decrease in the number of program card load transactions which approximated 463,000 for the nine months ended September 30, 2010 compared to approximately 489,000 for the nine months ended September 30, 2009.

11.

Please further explain your statement that the mix of revenues in 2010 resulted in lower cost of revenues as a percentage of revenues as compared to the same period in 2009.  You should discuss the specific products or services that contributed to these changes. We refer you to Section III.B.4 of SEC Release 33-8350.

We have revised the disclosure of the reasons that cost of revenues decreased however, for the updated interim financials for the nine months ended September 30, 2010 and 2009, including the products and services that contributed to the decrease, which disclosure is set forth below:

In addition, we were able to increase pricing on our load transaction fee for our program cards to our customers while maintaining our cost of processing the load transaction thus, decreasing our overall cost of revenues as a percentage of revenue from approximately 81% for the nine months ended September 2010 compared to approximately 87% for the nine months ended September 2009.

Liquidity and Capital Resources, page 30

12.

We note that you have not paid certain accounts payable that are held by nonessential vendors. In this regard, we note your disclosure under the risk factor subcaption "We have substantial liabilities that may require that we raise capital" on page 16. Please describe the nature of these accounts payable and how they relate to your operations.  Also, please provide us with quantitative data regarding these accounts payable and the length of time that they have gone unpaid.

As requested, this section has been amended to provide quantitative data about the amount of current accounts payable, as compared to the delinquent accounts payable and what operations they were derived from.  The new language is set forth below:

At September 30, 2010, our current liabilities include $876,000 of accounts payable and accrued liabilities, many of which are past due, and $2,428,701 of loans payable that are classified as current because the loan is either evidenced by a note that has matured or is not documented by a note at all.  At September 30, 2010, our accounts payable and accrued liabilities consisted of $465,000 of accounts payable that were held by current vendors and were current, and $152,000 of accounts payable that were incurred from 2004 to 2006 when our business consisted of marketing our paypad product.  Our accounts payable and accrued liabilities also included $259,000 of accrued interest on notes that we have outstanding.  We are currently able to pay our accounts payable that are essential to our continued operation in the ordinary course of business from our ongoing revenues, but have not paid other accounts payable that are held by nonessential vendors.  We have managed to forestall any legal action by all of our creditors by maintaining good relations with our creditors.  However, if any material creditor decides to commence legal action to collect from us, it could jeopardize our ability to continue in business.  Our plan is to renegotiate the payment terms of our indebtedness or request that creditors convert their debt into common stock.

13.

As a related matter, we note your discussion of your plan to raise capital through a private placement of your common stock to repay indebtedness and raise capital for expansion on page 18. We also note your discussion regarding your entering into a private placement letter of intent with Colorado Financial Service Corporation, a FINRA registered broker dealer, which will act as your lead placement agent to raise five million dollars in equity and/or debt and the related filed as Exhibit 10.5 to your document. Please revise to clearly indicate whether the private placement that you expect to provide you with funds to pay your outstanding debt and expand your operations is the same as the private placement being offered through Colorado Financial Service Corporation.  Supplementally advise of the status of this offering, including the sales made to date, the number of investors, and the nature of the relationship between these investors and 3Pea. Finally, advise of the exemption from registration being relied upon and the facts that make the exemption available.

We have amended this section to state as follows: “We have retained Colorado Financial Service Corporation, a licensed broker dealer, to assist us in the private offering.”

Supplementally, the company has not sold any securities in the private offering as of the date of this letter.   If any securities are sold, the company plans to rely upon the exemption provided by Rule 506.

14.

Finally, your discussion and analysis of liquidity and capital resources should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please revise accordingly. We refer you to Section IV of SEC Release 33-8350.

As suggested, we have rewritten this section substantially to include a discussion of the items mentioned in the comment.  The section as rewritten is set forth below:

The following table sets forth the major sources and uses of cash for our last two fiscal years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010:

	Year ended December 31,		Six months ended
	2008	2009	September 30, 2010
Net cash provided by (used in operating activities	$ (178,420)	$ (273,826)	$ 77,814
Net cash provided by (used in investing activities	(11,204)	(26,591)	--
Net cash provided by (used in financing activities	447,105	19,461	(15,225)
Net (decrease) increase in unrestricted cash and cash equivalents	$ 257,481	$ (280,956)	$ 62,589

 Comparison of Fiscal 2008 and 2009

In fiscal 2008 and 2009, we financed our operations primarily through an offering of notes, in which we raised $459,000 in 2008.

Operating activities used ($178,420) of cash in 2008, as compared to ($273,826) of cash in fiscal 2009.  Major non-cash items that affected our cash flow from operations in 2008 were non-cash charges of $144,311 for depreciation and amortization, $310,000 for the value of common stock issued for compensation, a $2,142,113 charge for impairment of goodwill, and a change in minority interest of ($646,022).  Our operating assets and liabilities supplied $694,565 of cash, most of which resulted from an increase in accounts payable and accrued liabilities of $694,565.

Major non-cash items that affected our cash flow from operations in 2009 were non-cash charges of $142,496 for depreciation and amortization, merger expense of $178,668, and a change in our minority interest of $64,519.  Our operating assets and liabilities used ($34,646) of cash, most of which resulted from a decrease in accounts payable and accrued liabilities of $33,223.

Investing activities used $11,204 of cash in 2008, as compared to $26,591 of cash in 2009, all of which related to the purchase of equipment used in our business.

Financing activities supplied $447,105 of cash in 2008 as compared to $19,461 of cash in 2009.  Substantially all of the cash supplied in both years derived from the issuance of notes, net of sums spent to repay notes.

Comparison of Nine Months Ended September 30, 2009 and September 30, 2010

Operating activities used ($240,221) of cash in 2009, but supplied $77,814 of cash in 2010.  Major non-cash items that affected our cash flow from operations in 2009 were non-cash charges of $106,166 for depreciation and amortization, $178,035 for merger expense, and a change in our minority interest of $63,407.  Our operating assets and liabilities used ($93,085) of cash, most of which resulted from a decrease in accounts payable and accrued liabilities of $91,662.

The major non-cash item that affected our cash flow from operations in 2010 was a non-cash charge of $88,412 for depreciation and amortization.  Our operating assets and liabilities supplied $31,880 of cash, most of which resulted from an increase in accounts payable and accrued liabilities of $32,623.

Investing activities used ($26,591) of cash in 2009, as compared to $0 of cash in 2010.  All of the cash used in investing activities in 2009 was attributable to the purchase of equipment used in our business.

Financing activities used ($10,156) of cash in 2009 as compared to ($15,225) of cash in 2010.  Substantially all of the cash used in both years resulted from the repayment of notes, net of amounts borrowed during the period.

Sources of Financing

In both 2008 and 2009, our operations were focused on developing our pharmaceutical debit card, which were financed largely from notes issued in 2008.  In the first six months of 2010, revenues from our pharmaceutical debit card had reached the point that we were able to operate at a breakeven level from operations.

At September 30, 2010, our current liabilities included $876,000 of accounts payable and accrued liabilities, many of which are past due, and $2,428,701 of loans payable that are classified as current because the loan is either evidenced by a note that has matured or is not documented by a note at all.  At September 30, 2010, our accounts payable and accrued liabilities consisted of $465,000 of accounts payable that were held by current vendors and were current, and $152,000 of accounts payable that were incurred from 2004 to 2006 when our business consisted of marketing our paypad product.   Our accounts payable and accrued liabilities also included $259,000 of accrued interest on notes that we have outstanding.  We are currently able to pay our accounts payable that are essential to our continued operation in the ordinary course of business from our ongoing revenues, but have not paid other accounts payable that are held by nonessential vendors.  We have managed to forestall any legal action by all of our creditors by maintaining good relations with our creditors.  However, if any material creditor decides to commence legal action to collect from us, it could jeopardize our ability to continue in business.  Our plan is to renegotiate the payment terms of our indebtedness or request that creditors convert their debt into common stock.

We believe that our available cash on hand at September 30, 2010 of $65,492 and revenues anticipated for the remainder of 2010 will be sufficient to sustain our operations for the next twelve months, provided that we are not required to pay any material amount of our delinquent accounts payable, accrued interest or our current notes payable. We will seek to obtain additional capital during the next twelve months through an equity offering. We have retained Colorado Financial Service Corporation, a licensed broker dealer, to assist us in the private offering.  We also plan to request that some of our creditors convert their debt into equity to improve our financial position.  However, there is no assurance we will be able to obtain additional capital as required, or obtain the capital on acceptable terms and conditions.  We plan to use the proceeds to finance our entry into other markets for our debit cards, and to repay indebtedness.  Our failure to obtain new capital will delay our entry into new markets, but will not jeopardize our ability to remain in business.

Critical Accounting Estimates, page 31

15.

We note your statement that at this time you are not required to make any material estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue and expenses. Tell us why you believe your polices relating to revenue recognition, long lived assets recoverability, and share based payment arrangements do not require material estimates and tell us how you considered the guidance in Section V of SEC Release 33-8350. Further, explain why you discuss mining operations within this disclosure.

Revenues recognized and recorded to date have not required any material estimates.  See responses to SEC comment 28 for our discussions regarding revenue recognition.  Our long-lived assets consist principally of purchased fixed assets recorded at cost and depreciated over their useful lives which we do not believe requires any material estimates in arriving at the carrying value for the end of  each reporting period.

With respect to shared based payment arrangements, the company has issued shares for services during the time period covered by the financial statements, but has valued the shares at the quoted market price on the date of issuance, which does not require an estimate.  As you are aware, the predominant method of valuing options or warrants issued as part of compensatory arrangements relies upon highly subjective assumptions, but no options or warrants were issued during the relevant period and thus no valuation issues were presented.

The reference to mining operations was a mistake and has been deleted.

Item 3. Properties, page 31

16.

We refer to the disclosure regarding the data center in Las Vegas, Nevada on page 7.  Please describe any lease or other ownership arrangements that you have with respect to this property. See Item 102 of Regulation S-K.

As requested, the company has added a paragraph detailing the terms under which it leases its data center in Las Vegas, Nevada. The paragraph is set forth below:

We lease space for our data center in Las Vegas, Nevada under a co-location agreement that has a term of 36 months ending on February 29, 2012.  The agreement provides for monthly $1,314 per month, of which $495 relates to space and the remainder is for power and other services provided under the agreement.

Item 5. Directors and Executive Officers, page 33

17.

For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of your company, in light of your business and structure. See Item 401(e) of Regulation S-K.

As suggested, a sentence has been added to each of the directors’ bios which discusses the unique experience and skills which that person adds to the company’s board.

Item 6. Executive Compensation

Summary Compensation Table, page 36

18.

Your summary compensation table includes information for Omar Khandekar. The disclosure that you have provided pursuant to Item 401 of Regulation S-K does not include this individual.  Please advise or revise your summary compensation table so that it presents the disclosure required by Item 402(n) of Regulation S-K.

The company did not provide information about Mr. Khandekar in “Item 5. Directors and Executive Officers” because Item 401 of Regulation S-K only requires disclosure of information as to current officers and directors, and Mr. Khandekar has not been an officer or director since 2008.

The company believes that this section already contained the information required by Item 402(n) of Regulation S-K, as a footnote to the section stated the number of shares and the value for the stock grant issued to Mr. Khandekar in 2008.

19.

Please expand footnote 1 to clarify whether the dollar amount recognized for financial statement reporting purposes for your awards of stock was calculated in accordance with FAS I23R. See Instruction 2 to Item 402(n)(2)(v) of Regulation S-K.

As requested, the company amended the footnotes describing the stock grants to Messrs. Newcomer and Khandekar to include the following phrase: “which was the amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.”

Item 10. Recent Sale of Unregistered Securities, page 38

20.

Please expand your disclosure to describe the facts relied upon for each issuance of securities pursuant to Section 4(2) of the Securities Act of 1933. Such expanded disclosure should state whether the purchasers in these transactions were accredited or sophisticated investors with access to information.

The company believes that its existing disclosure already provided this information.  For example, with respect to the issuance of 725,000 shares in 2008 and 6,000,000 shares in 2010, all of the recipients were officers or employees, and the shares were issued as compensation for services rendered.  The paragraph states “In our judgment, the recipients had knowledge of our assets, liabilities and business plan, and such information about us as was necessary to make an informed investment decision by virtue of their positions with us.”   There was no special offering document prepared for recipients, and the company relied solely upon the fact that all recipients were insiders.

With respect to the issuance of 100,000 shares in 2010 for legal services, the paragraph states that the indebtedness satisfied “was to a law firm of which one of our directors is a member” and that “[i]n our judgment, the recipient had knowledge of our assets, liabilities and business plan, and such information about us as was necessary to make an informed investment decision by virtue of their position with us.”  Again, the company believes that this adequately summarizes the facts under which the shares were issued.

Financial Statements for the Years Ended December 31, 2009 and 2008

Balance Sheet, December 31. 2009 and 2008, page F-3

21.

We note the minority interest balance is presented as a contra liability in your balance sheets as of December 31, 2009 and 2008, and that during 2008 you allocated a loss of $646,000 to the minority interest. Please tell us how you have considered the provisions of ARB 51 in accounting for your minority interest prior to the adoption of ASC 810-10-65.  In this regard, tell us why it was appropriate to allocate losses to the minority interest in periods prior to the adoption of ASC 810-10-65 while the minority interest is a contra liability (i.e., debit balance). Further, tell us how the presentation of minority interest in your balance sheets and the income statements complies with the provisions of ASC 810-10-65. Ensure that your disclosures comply with paragraph ASC 810-10-50-lA.

Based upon our review of ASC 810-10-65, we have revised our financial statements to reflect minority interest balance as part of the equity section in our balance sheet for both December 31, 2009 and 2008.  Additionally, the net loss for the years ended December 31, 2009 and 2009 will include the net income (loss) attributed to the minority interest in accordance with ASC 810-10-65.

Statements of Operations for the years Ended December 31, 2009 and 2008, page F-4

22.

We note the depreciation and amortization expense in your Statements of Operations for the Years Ended December 31, 2009 and 2008 does not agree to the depreciation and amortization expense in your Statements of Cash Flows for the Years Ended December 31, 2009 and 2008. Explain why these are different amounts.

The depreciation amounts were on the wrong line in the financial statements.  The financial statements have been corrected so that the amounts now agree.

23.

We note impairment of goodwill is included as a non-operating expense in your Statement of Operations for the Years Ended December 31, 2009 and 2008. Tell us how this presentation complies with the requirements of paragraph ASC 350-20-45-2. That is, the impairment charge should be included as an operating expense.

The financial statements have been revised to reflect the impairment of goodwill as an operating expense instead of as a non-operating expense.

Statement of Stockholders' Deficit for the Years Ended December 31, 2009 and 2008, page F-5

24.

We note that you issued 775,000 shares of common stock on March 4, 2008 for services valued at $0.40 per share. We further note your disclosure on page F-14 that you issued 775,000 shares of common stock in 2008 for services valued at $0.70 per share. Tell us how you determine the value to assign to these shares and indicate why those values represent fair value. Explain the different per share values disclosed for these transactions.

The reference to $0.70 per share as the value of the shares was in error; the actual value was $0.40 per share.  This mistake has been corrected in Amendment No. 1.

Note 1 to the company’s financial statements already contains a note that discloses the company’s method of accounting for common stock issued for services.  The shares discussed in the comment were valued at the market price on the date of approval by the board of directors.  The note in the company’s financial statements discloses its policy as follows:

Stock-Based Compensation - Stock based compensation is accounted for using the Equity-Based Payments to Non-Employee Topic of the FASB ASC, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. We determine the value of stock issued at the date of grant. We also determine at the date of grant the value of stock at fair market value or the value of services rendered (based on contract or otherwise) whichever is more readily determinable.

Shares issued to employees are expensed upon issuance.

Stock based compensation for employees is account for using the Stock Based Compensation Topic of the FASB ASC.  We use the fair value method for equity instruments granted to employees and will use the Black Scholes model for measuring the fair value of options, if issued. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, page F-6

25.

The dollar amounts presented under cash flow from operating activities do not appear to align with the appropriate line items.  Revise to make the necessary corrections.

This mistake has been corrected in Amendment No. 1.

Notes to Financial Statements

1.  Description of business, history and summary of significant policies, page F-7

26.

Please disclose the nature and terms of your restricted cash account and your customer card funding liability. Indicate who has actual custodianship of these funds (i.e. "you or the card issuing banks such as Monterey County Bank). Tell us why the restricted cash balances and the related liability should be shown on your financial statements. Further, disclose your accounting policies with respect to these accounts.

The restricted cash account relates to funds we receive for our card programs from our customers.  The card funding liability is the corresponding liability account to record our obligation to those customers for funds they have provided to us, and is akin to a deposit liability.  The restricted cash account is setup and owned under the name of the company.  The restricted cash account houses funds from various customers but are tracked so we are able to keep an accurate accounting of how much unused card program funds we hold on behalf of each customer.  Since the restricted cash account is under the name and owned by the company, and has not been set up as a trust or custodial account, we believe this restricted cash account should be presented in our financial statements along with the corresponding liability.

Description of business, page F-7

27.

We note your disclosure that the 3PEA transaction was equivalent to the issuance of shares by a private company for the assets of an operational public company, accompanied by a recapitalization, and that the accounting for the 3PEA transaction was treated as a reverse acquisition, except that goodwill is not recorded. Please tell us how you considered the factors in paragraph 17a through

17e of SFAS 141 in determining to account for this transaction as a reverse acquisition. Further, given your disclosure that the Company was an operational company prior to the acquisition, tell us what factors you considered in determining to account for the transaction as a recapitalization, That is, tell us how you considered the factors in paragraph 9 of SFAS 141 and EITF Issue 98-3 in determining whether the Company represented a business prior to the acquisition.

As a clarification for the SEC’s Staff, our disclosure that the company was an “operational” company prior to the acquisition should have instead read that the company was “non-operational” prior to the acquisition of 3Pea Technologies, Inc.  We have considered paragraph 17a through 17e of SFAS 141, as well as, paragraph 9 of SFAS 141 and have determined that these provisions under SFAS 141 do not apply since the company was a non-operational company with nominal assets and liabilities and the 3Pea Technologies, Inc. was an operating company.  The sole purpose for the reverse acquisition was to recapitalize 3Pea Technologies, Inc.’s operation into an existing public non-operational company.  3Pea Technologies, Inc. was an operational company since it had commenced its planned operations and generated revenues prior to the reverse acquisition.  With regards to EITF 98-3, the company did not have any operational assets or business and accounted for the merger as a recapitalization based on the aforementioned factors.

Revenue and expense recognition, page F-9

28.

Please further disclose the terms of each of your fees and your revenue recognition policies in greater detail, including the following:

(a)

Whether fees are paid up front, as services are provided, or upon completion of services, and when revenue is recognized for each of these fees;

(b)

Whether you consider any of your arrangements to be multiple element arrangements an accordance with ASC 605-25 or ASC 985-605 and how you account for these arrangements. In this regard, disclose whether you consider the elements within these arrangements to the separate units of accounting. If so, disclose how you have determine fair value of the elements within these arrangements;

(c)

Whether you account for your software development and consulting services pursuant to the provisions of ASC 985-605 and what your revenue recognition policies are with respect to these arrangements;

(d)

Whether you account for your revenue transactions on a gross basis or a net basis in accordance with the provisions of ASC605-45, and the factors you considered in making this determination; and

(e)

Whether the Company is responsible for refunding any fees under any circumstances, or has any obligations for disputed claim settlements, and how these obligations are accounted for.

As requested, we have revised our revenue recognition section to disclose in more detail the basis upon which we recognize revenue from our each of fees, which disclosure is set forth below:

We recognize revenue when (1) there is persuasive evidence of an arrangement existing, (2) delivery has occurred, (3) our price to the buyer is fixed or determinable and (4) collectability of the receivables is reasonably assured. We recognize the costs of these revenues at the time revenue is recognized.  Any fees paid up front are deferred until such time such services have been considered rendered.  As of December 31, 2009 and 2008, there are no deferred revenues recorded.

We generate the following types of revenues:

•

Administration and usage fees, charged to our prepaid card clients when our programs are created, distributed or reloaded.  Such revenues are recognized when such services are performed.

•

Transaction fees, paid by the applicable networks and passed through by our card issuing banks when our SVCs are used in a purchase or ATM transaction.  Such revenues are recognized when such services are performed.

•

Maintenance, administration, transaction fees, charged to an SVC and not under any multiple element arrangements.  Such revenues are recognized when such services are performed.

•

Program maintenance management fees charged to our clients.  Such revenues are not under any multiple element arrangements and are recognized when such services are performed.

•

Software development and consulting services to our clients.  Such revenues are recognized in accordance with ASC 985-605.

The Company records all revenues on gross basis in accordance with ASC 605-45 since it is the primary obligor and establishes the price in the revenue arrangement.  The Company is currently under no obligation for refunding any fees or has any obligations for disputed claim settlements.

Stock-Based Compensation, page F-10

29.

We note your disclosure that stock based compensation is accounted for using the Equity Based Payments to Non-Employee Topic of the FASB ASC, and that you determine the value of the stock issued at the date of grant. Tell us how you have considered the provisions of ASC 505-50-30-11 in determining the measurement date for non-employee awards. Further, tell us what consideration you gave to disclosing the vesting conditions and expense recognition policies for these awards. We also note your disclosure that stock based fair value compensation for employees is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date). Please tell us how you have considered the provisions of ASC718-10 in determining the measurement date for employee awards.

The company did not make any disclosure regarding vesting conditions because there were no vesting conditions in relation to the shares issued for services.  The company disclosed its expense recognition policies in Note 1 to its financials.  Please see our response to Comment 24, where this note was duplicated.

6.  Notes Payable, page F-13

30.

We note your disclosure that as a result of a plan of reorganization, the Company discharged $702,273 of indebtedness. We further note your disclosure on F-14 that a total of $354,600 of notes payable was discharged. Tell us and disclose the details of the additional debt that was discharged in connection with the reorganization.

The difference is attributable to accounts payable of Wow that was also discharged.  Accordingly, the company has added the following sentence at the end of Note 9:

The amount discharged consisted of $354,600 of notes payable and $347,673 of accounts payable of Wow.

31.

Explain how the $180,000 note payable was discharged when you disclose that the reorganization plan converted these obligations into obligations that are payable without interest over sixty months. Since your disclosure states that the plan does not discharge these obligations, explain why you believe that you have been legally released from these indebtedness. We refer you to ASC 405-20-40-1b.

The plan did not convert the notes into an obligation payable over 60 months, it converted the notes into an obligation of which 10% of the amount due is payable over 60 months, with the remaining 90% being discharged under bankruptcy law.  Specifically, Note 9 describes the terms of the plan confirmed in Wow’s case as follows: “Under the confirmed plan, Wow agreed to satisfy $774,303 of unsecured indebtedness by payment of 10% of the amount of the debt through equal monthly payments over a sixty months following confirmation of the plan, and the Company agreed to contribute sufficient funds to Wow to enable it to make those payments.”

Thus, under Sections 1129 and 1141 of the Bankruptcy Code, Wow was discharged from liability for any amount owed to its creditors in excess of 10% of the amount owed, and has no further legal obligation to pay that amount.

8.   Commitments and Contingencies, page F-15

32.

We note your disclosure that the company is contingently obligated to issue an additional 888,795 shares in exchange for 12,443,130 shares of Wow common stock outstanding.  Tell us and disclose the terms of this obligation and indicate whether the holders of Wow stock can put their shares to the company. Explain how you are accounting for this obligation and cite the accounting literature that supports your accounting.

Under the Share Exchange Agreement with Wow, Wow shareholders have the right to tender their shares in Wow to the company, and receive in return one share of the company’s common stock for ever fourteen shares of Wow that are tendered.   Because all of the goodwill associated with the Wow transaction has been written off, the company records the issuance of the shares as the purchase of goodwill in an amount equal to the market value of the company’s shares that are issuable each time a Wow shareholder tenders its share, and a simultaneous writeoff of that goodwill.  The net result is that the issuance of the shares are expensed at their market value at the time of issuance.

Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009

Statement of Stockholders' Deficit for the Six Months Ended June 30, 2010, page G-4

33.

We note that during the six months ended June 30, 2010, you issued 6,000,000 shares of common stock tor services, valued at $.01 per share, and 100,000 shares of common stock, valued at $.25 per share. Tell us whether these shares were issued to employees or non-employees, how you have determined the measurement date, the fair value of the shares, and the period over which the expense will be recognized. Further, tell us the authoritative literature you relied on in making these determinations.

The 6,000,000 shares of common stock issued during the six months ended June 30, 2010 were issued to employees related to a previous accrual totaling $60,000 from the prior fiscal year of 2009.  During the three months ended March 31, 2009, the Company’s board of directors approved the issuance of 6,000,000 shares of common stock to certain employees and directors.  The fair value of the shares was based on the closing stock price of $0.01 on March 31, 2009, which was the date the date of board of directors voted to approve the issuances.  As result of the approval for issuance of the 6,000,000 shares of common stock, the Company recorded a liability equivalent to the fair value of these shares (i.e., $60,000), which was included within accrued expenses at December 31, 2009.  The accounting for the issuance of the 6,000,000 shares of common stock was based on ASC 718.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Mark Newcomer

Arthur De Joya

I, Mark Newcomer, hereby certify that I have read the foregoing letter dated November 30, 2010, by Robert J. Mottern, counsel for the 3Pea International, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3Pea International, Inc.

/s/ Mark Newcomer

Mark Newcomer, Chief Executive Officer